UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-38758	CUSIP NUMBER 29350E302

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not applicable

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Lunai Bioworks Inc.

Full Name of Registrant

Renovaro Inc.

Former Name if Applicable

3400 Cottage Way, Suite G2 #32562

Address of Principal Executive Office (Street and Number)

Sacramento, California 95825

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lunai Bioworks Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “Form 10-K”) within the prescribed time period. The Company anticipates that it will file the Form 10-K on or before the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nathen Fuentes (Name)	424 (Area Code)	222-9301 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss for the fiscal year ended June 30, 2026 of approximately $3.2 million, compared to a net loss of approximately $178.0 million for the fiscal year ended June 30, 2025. The anticipated decrease in net loss is principally attributable to the absence in fiscal 2026 of the approximately $170.4 million goodwill impairment charge recorded in fiscal 2025, the approximately $10.4 million decrease in general and administrative expenses following the Company’s restructuring, the approximately $12.0 million gain recognized upon the deconsolidation of GEDi Cube B.V. following its bankruptcy, partially offset by the approximately $7.4 million loss on extinguishment of debt recognized in connection with the Company’s fiscal 2026 debt restructuring and debt exchange transactions, the approximately $0.832 million impairment of long-lived assets in connection with changes to operating leases and a less favorable year-over-year change of approximately $11.1 million in the fair value of contingent consideration.

The foregoing amounts are preliminary and unaudited, are based on information available to management as of the date of this notification, and remain subject to the completion of the Company’s financial closing procedures and the audit by its independent registered public accounting firm The Company is not presently able to provide reasonable quantitative estimates on the individual components of its results of operations, and actual results may differ materially from these preliminary estimates.

Cautionary Note Regarding Forward-Looking Statements. The statements above regarding the Company’s anticipated results of operations and the anticipated timing of the filing of the Form 10-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to risks and uncertainties, including the completion of the Company’s financial statements and the audit thereof, that could cause actual results to differ materially. The Company undertakes no obligation to update these statements except as required by law.

Lunai Bioworks Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2026	By: /s/ Nathen Fuentes Name: Nathen Fuentes Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).